Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Fourth Quarter and Full Year 2021 Results

●	Full year revenues of $40.3 million, 7% year-over-year growth, and a new all-time full year record

●	Fourth quarter revenues of $11.2 million, 9% year-over-year growth, and a new all-time record quarter

●	10th consecutive quarter of year-over-year revenue growth

●	Cash, cash equivalents, and short-term bank deposits of $70.6 million and no debt

TEL AVIV, Israel – February 24, 2022 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the fourth quarter and full year ended December 31, 2021.

“The fourth quarter of 2021 represented a strong finish to a good fiscal year. We achieved our highest-ever quarterly and full-year revenue results, ending the year at the higher end of our guidance range with the majority of revenues coming from recurring revenues, which reflects our strategy to procure multi-year contracts and provides us good visibility,” said Eyal Harari, RADCOM’s Chief Executive Officer. “During the year, we successfully delivered on our customer commitments while moving our business forward by securing additional orders for our RADCOM ACE solution. We continued investing strategically in our cutting-edge 5G solution to extend our technological leadership within the 5G assurance space, releasing our innovative Artificial Intelligence capabilities while also integrating with hyperscalers such as Amazon and Microsoft so operators can roll out 5G services rapidly on the public cloud while ensuring service quality.

“The 5G market continues to ramp up. With increased investment across the market and more operators transitioning to 5G, we see more interest in our next-generation assurance solution, which is reflected in the double-digit growth in our sales pipeline since the beginning of 2021, with several opportunities evolving to an advanced stage of the sales cycle. We believe that the market momentum will drive additional demand for our solutions, increase our business and lead to further growth in the future. With our solid pipeline, innovative cloud technology, and market opportunity, we believe all the foundations are in place for a strong, growth year in 2022. Based on our current visibility, we are providing full-year 2022 revenue guidance of $42-$45 million.”

Fourth Quarter 2021 Financial Highlights:

●	Total revenues for the fourth quarter were $11.2 million, compared to $10.2 million in the fourth quarter of 2020

●	GAAP net loss for the fourth quarter was $1.4 million, or $0.10 per diluted share, compared to a GAAP net loss of $0.5 million, or $0.03 per diluted share, for the fourth quarter of 2020

●	Non-GAAP net loss for the period was $0.2 million, or a loss of $0.02 per diluted share, compared to a non-GAAP net income of $0.1 million or an income of $0.01 per diluted share, for the fourth quarter of 2020

●	As of December 31, 2021, the Company had cash and cash equivalents and short-term bank deposits of $70.6 million, and no debt, ending the year with its highest cash levels of the last three years.

Full Year 2021 Financial Highlights:

●	Total revenues for the full year were $40.3 million, compared to $37.6 million for the full year of 2020

●	GAAP net loss for the full year increased to $5.3 million, or $0.37 per diluted share, compared to a GAAP net loss of $4 million, or $0.29 per diluted share for the full year of 2020. GAAP net loss includes a negative impact from the strengthening of the New Israeli Shekel during 2021 and an increase in share-based compensation expenses in 2021 compared to 2020.

●	Non-GAAP net loss for the full year amounted to $1.9 million, or $0.13 per diluted share, with no significant change from a non-GAAP net loss of $1.8 million, or a loss of $0.13 per diluted share for the full year of 2020. Non-GAAP net loss includes a negative impact from the strengthening of the New Israeli Shekel during 2021.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 7:30 AM Eastern Standard Time (2:30 PM Israel Standard Time) to discuss the results and answer participants’ questions.

To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0610

For those unable to listen to the call, a conference call replay will be available a few hours later on the Company’s investor relations website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

Hadar.Rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” ” potential,” “anticipate,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its sales opportunities, its positive outlook for 2022 and ability to deliver another growth year in 2022 and thereafter, the Company’s technological leadership position and the potential of its AI capabilities, increased demand, and expected growth in the 5G market, and expectations regarding demand for its solutions and its growth opportunities, sales cycles, and pipeline and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues	$11,158	$10,246	$40,282	$37,562
Cost of revenues	3,435	3,116	11,423	10,758
Gross profit	7,723	7,130	28,859	26,804
Research and development, gross	5,226	4,815	20,347	19,199
Less - royalty-bearing participation	194	308	537	1,358
Research and development, net	5,032	4,507	19,810	17,841
Sales and marketing	2,726	2,501	10,358	9,709
General and administrative	1,237	899	4,184	3,836
Total operating expenses	8,995	7,907	34,352	31,386
Operating loss	(1,272)	(777)	(5,493)	(4,582)
Financial income (expenses), net	(40)	370	354	810
Loss before taxes on income	(1,312)	(407)	(5,139)	(3,772)
Taxes on income	(39)	(54)	(124)	(220)

Net loss	$(1,351)	$(461)	$(5,263)	$(3,992)

Basic and diluted net loss per ordinary share	$(0.10)	$(0.03)	$(0.37)	$(0.29)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	14,158,074	13,957,085	14,124,404	13,927,788

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
GAAP gross profit	$7,723	$7,130	$28,859	$26,804
Stock-based compensation	83	34	207	106
Non-GAAP gross profit	$7,806	$7,164	$29,066	$26,910
GAAP research and development, net	$5,032	$4,507	$19,810	$17,841
Stock-based compensation	478	177	1,368	879
Non-GAAP research and development, net	$4,554	$4,330	$18,442	$16,962
GAAP sales and marketing	$2,726	$2,501	$10,358	$9,709
Stock-based compensation	153	184	865	536
Non-GAAP sales and marketing	$2,573	$2,317	$9,493	$9,173
GAAP general and administrative	$1,237	$899	$4,184	$3,836
Stock-based compensation	400	151	919	648
Non-GAAP general and administrative	$837	$748	$3,265	$3,188
GAAP total operating expenses	$8,995	$7,907	$34,352	$31,386
Stock-based compensation	1,031	512	3,152	2,063
Non-GAAP total operating expenses	$7,964	$7,395	$31,200	$29,323
GAAP operating loss	$(1,272)	$(777)	$(5,493)	$(4,582)
Stock-based compensation	1,114	546	3,359	2,169
Non-GAAP operating loss	$(158)	$(231)	$(2,134)	$(2,413)
GAAP loss before taxes on income	$(1,312)	$(407)	$(5,139)	$(3,772)
Stock-based compensation	1,114	546	3,359	2,169
Non-GAAP income (loss) before taxes on income	$(198)	$139	$(1,780)	$(1,603)
GAAP net loss	$(1,351)	$(461)	$(5,263)	$(3,992)
Stock-based compensation	1,114	546	3,359	2,169
Non-GAAP net income (loss)	$(237)	$85	$(1,904)	$(1,823)
GAAP net loss per diluted share	$(0.10)	$(0.03)	$(0.37)	$(0.29)
Stock-based compensation	0.08	0.04	0.24	0.16
Non-GAAP net income (loss) per diluted share	$(0.02)	$0.01	$(0.13)	$(0.13)
Weighted average number of shares used to compute diluted net loss per share	14,158,074	14,302,719	14,124,404	13,927,788

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	December 31, 2021	December 31, 2020
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$11,948	$13,548
Short-term bank deposits	58,621	55,413
Trade receivables, net	10,031	12,446
Inventories	931	540
Other accounts receivable and prepaid expenses	1,964	1,437
Total Current Assets	83,495	83,384

Non-Current Assets
Severance pay fund	3,840	3,814
Other long-term receivables	1,258	2,185
Property and equipment, net	1,260	1,311
Operating lease right-of-use assets	1,808	2,945
Total Non-Current Assets	8,166	10,255

Total Assets	$91,661	$93,639

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$2,651	$1,592
Deferred revenues and advances from customers	2,700	3,149
Employee and payroll accruals	4,422	4,414
Operating lease liabilities	1,045	1,028
Other liabilities and accrued expenses	5,428	4,721
Total Current Liabilities	16,246	14,904

Non-Current Liabilities
Accrued severance pay	4,335	4,473
Operating lease liabilities	894	2,008
Other liabilities and accrued expenses	32	235
Total Non-Current Liabilities	5,261	6,716

Total Liabilities	$21,507	$21,620

Shareholders’ Equity
Share capital	$669	$657
Additional paid-in capital	143,473	140,129
Accumulated other comprehensive loss	(2,620)	(2,662)
Accumulated deficit	(71,368)	(66,105)

Total Shareholders’ Equity	70,154	72,019
Total Liabilities and Shareholders’ Equity	$91,661	$93,639